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[LOGO] SofTech




August 22, 2005


Kathleen Collins
Accounting Branch Chief
United States
Securities and Exchange Commission
Room 4561
Washington, D.C. 20549


Re: SEC Letter Dated August 11, 2005 of Comments on SofTech, Inc. Filings between May 31, 2004 and April 12, 2005


Dear Ms. Collins:

Thank you for your response dated August 11, 2005 to our correspondence of August 1, 2005. Below please find our response to your question regarding our proposed disclosure regarding amortization of intangible costs related to acquisitions.

FORM 8-K FILED AUGUST 31, 2004, OCTOBER 15, 2004, JANUARY 6, 2005 AND APRIL 12, 2005

1.) The intent in proposing the statement "the periods over which these intangible costs are expensed are highly judgmental and not subject to adjustment in the event whereby a shorter period of amortization was estimated at the acquisition date than was justified by actual experience," was simply to emphasize the judgmental nature of assigning lives to intangible assets. In so doing, I was not only too focused on the most recent technology acquisition that we amortized over three years but I was also incorrect in my conclusion. This proposed disclosure is clearly at odds with paragraph 14 of SFAS 142 and will be stricken from the proposed disclosure. The amended proposed disclosure is as follows:

"The Company's revenue is derived almost entirely from technology acquisitions completed between 1997 and 2002. As a result, management believes the Company's financial profile is very unique, at least in the industry in which it operates. Approximately 80% of its assets are composed of intangible assets related to these acquisitions. The amortization of these intangible assets is approximately 18% of its total expenses and 21% of its revenue. Further, the periods over which these intangible costs are expensed are highly judgmental.

It is management's opinion that comparing results of operations from period to period and to other companies in our industry absent these non-cash expenses related to acquisitions is a

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more meaningful measure of our performance given the Company's unique financial profile detailed above. It is also management's belief that this Non-GAAP measure of performance is one of the most critical measures of Company valuation for investors. Lastly, this measure of performance has been, and is expected to continue to be, a significant component of the incentive compensation plan for the Company's President."

I again would like to thank you for your help in improving our financial disclosures and making our public communications more useful. As always, I can be reached at (781)890-8373.


Sincerely,

/s/ Joseph P. Mullaney

Joseph P. Mullaney
President